UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s August 2008 total passenger traffic decreases 8.4%

•	Year to date traffic increases 4.1%

Monterrey, Mexico, September 10, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports decreased 8.4% in August 2008, as compared to August 2007.

Domestic traffic in August 2008 decreased 9.0% (-99,510 passengers), compared to the prior year period. The airports that reported the most significant decreases in passenger traffic were Durango, Culiacán, Mazatlán, Chihuahua, and Ciudad Juárez. Acapulco reported an increase in traffic, as a result of increased traffic on Interjet and Volaris. The same was true in Reynosa, where Volaris, Click Mexicana, Alma, and Aeromexico Connect increased traffic.

International traffic decreased 4.7% (-8,633 passengers) in August 2008, as compared to August 2007. Airports with the most significant reductions in international traffic volume were Mazatlán, Zacatecas, and Durango; these were principally affected by cancellation of routes and reductions of flight frequencies by U.S. carriers. The principal traffic increases were in Monterrey and Tampico, with the latter reflecting a new American Eagle route to Dallas.

The August year over year decrease, continuing the pattern first seen in July, results principally from the cancellation of routes, reductions in flight frequencies, price adjustments, and other actions by the airlines in response to rising fuel costs and a highly competitive environment. Reductions in flight frequencies and cancellation of routes by some airlines principally affected domestic traffic at the Culiacán, Chihuahua, Durango, Mazatlán, and Torreón airports. The civil aviation authority ordered suspension of operations of Aerocalifornia effective July 24, 2008; Aerocalifornia accounted for 4.0% of OMA’s total traffic reduction in August. The number of passengers carried by Avolar at OMA’s airports fell 88%, principally affecting passnger traffic at the Culiacán and Durango airports. Reduction in frequencies by Continental and the elimination of routes by Delta affected international traffic in the majority of OMA’s airports.

These effects were partially offset by increased frequencies and load factors, principally on routes to Mexico City and Toluca operated by Mexicana, Click Mexicana, Interjet, and Volaris and by the launch of four new VivaAerobus routes from Monterrey to tourist destinations.

By airport

Monterrey, OMA’s principal airport, served 574,173 passengers in August 2008, a decrease of 6.4% (-39,128 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport decreased 7.9% principally as a result of lower traffic on routes to Hermosillo, Veracruz, Bajio, Ciudad Juárez, Chihuahua, and Tijuana. International traffic increased 2.9% as a result of new routes opened in recent months (Austin, Detroit, New York, and Los Angeles). In addition, Aeroméxico added a third weekly flight on their Monterrey-Rome route which started on July 26th.

Acapulco, OMA’s third largest airport, recorded growth of 7.2% in August. Domestic traffic increased 8.9% as a result of an increase in passenger traffic to and from Toluca, Tijuana, and Monterrey. International traffic decreased 2.1%, principally as a result of lower traffic from the United States.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: September 10, 2008